Via Facsimile and U.S. Mail

July 16, 2010

Thomas E. Werner
Senior Vice President, Finance and Chief
Financial Officer
Hospira, Inc.
275 North Field Drive
Lake Forest, Illinois 60045

Re: Hospira, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2009
   Definitive Proxy Statement on Schedule 14A
   Filed March 26, 2010
   File Number: 001-31946

Dear Mr. Werner:

   We have reviewed your correspondence dated May 11, 2010 and we have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Item 1. Business

Quality Assurance, page 7

1. We note your response to our prior comment 2. Please confirm that when you provide more detail about the contents of the FDA's Warning Letter that you will describe the deficiencies cited by the FDA regarding your corrective action plans and will specify the remediation activities that you have undertaken. You should also provide a reference to the publicly available Warning Letter that appears on the FDA's web site.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scot Foley at (202) 551-3383, Daniel Greenspan, Special Counsel, at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director